210, 1167 Kensington Cr. N.W Calgary, Alberta Canada T2N 1X7
Oncolytics Biotech® Inc. Announces Cdn$25 Million Bought Deal Financing
CALGARY, AB — October 28, 2010 — Oncolytics Biotech Inc. (“Oncolytics” or the “Company”) (TSX:ONC, NASDAQ:ONCY) today announced that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) pursuant to which they have agreed to purchase, on a bought deal basis, 5,440,000 units (the “Units”) of the Company at a price of Cdn$4.60 per Unit for gross proceeds to the Company of approximately Cdn$25 million (the “Offering”). In addition, the Corporation has agreed to grant to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 15% of the number of Units sold under the Offering at a price of Cdn$4.60 per Unit, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. In the event that the Over-Allotment Option is exercised in its entirety, the aggregate gross proceeds of the Offering to Oncolytics will be approximately Cdn$28.75 million. Each Unit will consist of one common share of Oncolytics and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one common share of Oncolytics at a price of Cdn$6.15 at any time prior to the date which is two years following completion of the Offering.
The Units will be offered in Canada by way of a shelf prospectus supplement to a short-form base shelf prospectus dated June 10, 2010, that has been filed in the provinces of British Columbia, Alberta, Manitoba and Ontario pursuant to National Instrument 44-101 (“NI 44-101”) and National Instrument 44-102 (“NI 44-102”).
Oncolytics intends to use the net proceeds from the Offering to fund its ongoing Phase III combination REOLYSIN® and paclitaxel/carboplatin trial for patients with platinum-failed head and neck cancers, its other clinical development and research and development activities, and for general corporate and working capital purposes.
The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals. The transaction is expected to close on or about November 16, 2010.
The securities to be issued by Oncolytics have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state of the United States, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable securities laws of any state of the United States or pursuant to an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the pricing, timing and placement of units, common stock and warrants; the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2010 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the pricing and completion of the contemplated offering, availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.